BVLGARI

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 26 September 2005

By International Courier UPS

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Press Release "HY 2005"
- Presentation "First Half 2005"

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

BVLGARI

Bulgari Group: results of first semester 2005 in line with Group's expectations

- **Turnover: 389.2 million Euro (+11.1% at comparable exchange rates)**
- **Contribution margin: 64.4% vs. 63.0% in the first semester 2004**
- **Operating profit (including advertising and promotional activities): 93.8 million Euro (+10.7%)**
- **Operating profit: 38.5 million Euro (-7.8%)**
- **Net profit: 28.9 million Euro (-15.0%)**

Rome, September 26th 2005 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group as of June 30th 2005 under the IAS/IFRS. These highlight a turnover of 389.2 million Euro increased by 11.1% at comparable exchange rates (+10.1% at constant exchange rates) in comparison with the same period of last year.

In the period January - June 2005 the jewellery segment, core business of the company, once again registered a sales increase (+8.0%), which has to be compared to a similarly strong growth posted in first semester 2004 (+15.0%), thus confirming the success of the several new lines launched in the last years. The watch segment - which will benefit from the favourable impact of the new models presented during the Basel Fair, like *Assioma*, only in the second part of the year - was substantially stable (+0.1%), while accessories continued to register an outstanding success (+35.0%) when compared to the first half 2004, together with the Bulgari perfumes (+22%), which will also benefit from the distribution activity on the US market now directly run by the company and previously partially outsourced.
As far as geographical areas are concerned, sales performance in the United States was very positive (+28.5% in first semester 2005) despite the high comparison base (+27.3% last year). Japan continued to post a very strong sales growth (+17.8% compared to the first semester 2004) as well, while in the Far East sales increased by 5.1% confirming a gradual but constant recovery of the market. Despite the persistent uncertainty of macro-economic conditions, the Italian market registered a good performance in the semester (+14.6%) thanks to a gradual recovery of the tourist flow, while revenues in the rest of Europe increased as well (+6.1%).

All the variations are reported at comparable exchange rates.

Contribution margin went from 222.5 million Euro in first semester 2004 to 250.6 million Euro in first semester 2005 with an increase of 12.7% and the impact on sales lifted from 63.0% to 64.4%. This improvement is particularly significant in consideration of the negative impact of currencies, the unfavourable product mix and the rise in prices of the main raw materials and testifies, once again, the efficacy of the measures adopted to increase productive efficiency. Finally, the greater vertical integration in the manufacturing, reached by the Group thanks to the consolidation of the firms Crova and Cadrans Design, must be underlined.

Operating costs, excluding advertising and promotional expenses, went from 137.7 million Euro to 156.8 million Euro (+13.9%) also in consequence of the integrations mentioned above and of the take over of the perfumes direct distribution in US. **Operating profit excluding advertising and promotional expenses** was therefore 93.8 million Euro,

with an increase of 10.7% compared to 84.8 million Euro posted last year and in line with the revenues growth.

Advertising and promotional activities, exceptionally concentrated in the first semester, went from 43.0 million Euro (12.2% of turnover) to 55.3 million Euro (14.2% of turnover) with an extraordinary increase of 28.7% to support the new products presented in the first semester in all categories and to partially sustain the launches planned in the second part of the year. For the whole accounting period the impact on sales of these expenses should be comprised between 12% and 13%. Consequently, **operating profit** was 38.5 million Euro (-7.8% compared to 41.8 million Euro in the same semester 2004).

Net profit was 28.9 million Euro, compared to 34.0 million Euro in the first semester 2004 (-15.0%) and represented 7.4% of turnover (9.6% in 2004), penalised by currency losses (amounting to 1.2 million Euro) and by an exceptionally low comparison base for tax rate in 2004.

Financial net indebtedness of the Group as of 06.30.2005 was 128.4 million Euro compared to 65.6 million Euro as of 06.30.2004 and to 13.0 million Euro as of 12.31.2004. The increase of the indebtedness in these first six months, compared to the end of 2004, must be essentially attributed to the 2005 dividend distribution for more than 65 million Euro, the double of 2004, and to the physiological increase of the inventory, for the new products in particular, in anticipation of the second part of the year, when the sales normally reach the highest level. The increase of the inventory in comparison to June 30th 2004, in fact, was of 47.9 million Euro (+10.0%, from 478.8 to 526.7 million Euro) and therefore in line with the sales growth.

The Board of Directors also approved the financial statements of the parent company Bulgari S.p.A. as of June 30th 2005 - under the Italian GAAP - which highlighted a net profit of 29.1 million Euro (24.1 million Euro in the first semester 2004), including dividends from subsidiary companies for 30.0 million Euro. The parent company's total revenues in the first half of 2005, consisting almost entirely of income from royalties from the Bulgari brand, amounted to 27.1 million Euro, with an increase of about 8% compared to 25.1 million Euro for the same period of the previous year.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am satisfied with the results achieved by the Group in the first semester of the year, which saw important launches in all product categories and strong investments both on manufacturing and on distribution. Operating results, therefore, were influenced by the anticipation of the advertising investments and by the costs to enlarge the perfumes distribution structure, an effort that I am convinced will bring its benefits in the next months. Furthermore, in this past semester the company continued to develop the new project of Bulgari stores fully dedicated to the accessories and the new High Jewellery Diamond Collection, which will be presented in Milan in the next days during the Fashion Week. In conclusion, the positive sales performance and the big projects we are developing lead me to confirm the guidance already given to the market".*

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IAS/IFRS restated). With a market capitalization of about 2,878 million Euro (as of 09.23.2005), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BVLGARI

BULGARI GROUP PROFIT AND LOSS

M.EURO	H1 05	H1 04	DELTA H1 05 vs H1 04
REVENUES	389.2	353.3	10.1%
GROSS PROFIT	250.6	222.5	12.7%
GROSS MARGIN	*64.4%*	*63.0%*	
OPERATING PROFIT BEFORE ADVERTISING AND PROMOTION	93.8	84.8	10.7%
OPERATING PROFIT	38.5	41.8	-7.8%
EBIT MARGIN	*9.9%*	*11.8%*	
NET PROFIT	28.9	34.0	-15.0%
NET MARGIN	*7.4%*	*9.6%*	

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA

Euro 000s	2005			GROWTH 2005 vs 2004					
	Q1	Q2	H1	Q1 2005/ Q1 2004		Q2 2005/ Q2 2004		H1 2005/ H1 2004	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Italy	21,664	**29,945**	**51,609**	21.4%	21.4%	10.1%	**10.1%**	14.6%	**14.6%**
Europe ex Italy	37,890	**51,629**	**89,519**	-0.8%	-0.8%	11.8%	**11.8%**	6.1%	**6.1%**
Americas	30,334	**30,928**	**61,262**	29.4%	33.7%	19.8%	**23.8%**	24.4%	**28.5%**
Japan	47,203	**50,459**	**97,662**	18.3%	19.9%	13.5%	**15.8%**	15.8%	**17.8%**
Far East	32,075	**34,378**	**66,453**	7.7%	8.6%	2.4%	**2.0%**	4.9%	**5.1%**
M.East and Oth.	10,236	**12,442**	**22,678**	-8.2%	N/A	-21.3%	**N/A**	-15.9%	**N/A**
Total	**179,402**	**209,781**	**389,183**	**11.9%**	**12.8%**	**8.7%**	**10.3%**	**10.1%**	**11.1%**

BULGARI GROUP - REVENUES BY PRODUCT CATEGORY

Euro 000s	2005			GROWTH 2005 vs 2004					
	Q1	Q2	H1	Q1 2005/ Q1 2004		Q2 2005/ Q2 2004		H1 2005/ H1 2004	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Jewels	72,217	**91,249**	**163,466**	9.1%	10.2%	5.2%	**6.8%**	6.9%	**8.0%**
Watches	50,289	**57,858**	**108,147**	1.8%	3.1%	-3.7%	**-1.7%**	-1.2%	**0.1%**
Perfume	34,103	**36,343**	**70,446**	20.3%	19.8%	23.6%	**24.6%**	21.9%	**22.0%**
Accessor.	17,548	**18,656**	**36,204**	27.9%	28.3%	40.0%	**41.7%**	33.9%	**34.6%**
Royalties -Other	5,245	**5,675**	**10,920**	97.5%	N/A	63.7%	**N/A**	78.4%	**N/A**
Total	**179,402**	**209,781**	**389,183**	**11.9%**	**12.8%**	**8.7%**	**10.3%**	**10.1%**	**11.1%**

Source: Bulgari S.p.A. – Not audited results.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

82-34836

THE BVLGARI GROUP

First Half 2005

Rome, 26 September 2005

BVLGARI

hen printing the presentation please choose the "Pure B/W" option

All 2004 and 2005 figures
are IAS-IFRS compliant

Previous years' figures were not restated
and are Italian GAAP

FINANCIAL HIGHLIGHTS
H1 2005

Eur mios.	H1 2005	H1 2004	DELTA H1 05/04	MARGINS H1 2005	MARGINS H1 2004
REVENUES - REPORTED	389.2	353.3	+10.1%	-	-
REVENUES – AT CONST.FX			+11.1%		
GROSS PROFIT	250.6	222.5	+12.7%	64.4%	63.0%
OPERATING EXPENSES ex A&P	156.8	137.7	+13.9%	40.3%	39.0%
EBIT ex A&P	93.8	84.8	+10.7%	24.1%	24.0%
ADVERTISING & PROMOTION EXPENSES	55.3	43.0	+28.7%	14.2%	12.2%
EBIT	38.5	41.8	-7.8%	9.9%	11.8%
NET PROFIT	28.9	34.0	-15.0%	7.4%	9.6%

BVLGARI

REVENUES – H1 2005
DETAILS BY PRODUCT LINE

PRODUCT CATEGORY	H1 2005		VARIATION % 2005/2004 FIRST HALF	
			REPORTED	AT COMP.FX
	MEUR	% ON TOTAL SALES	% GROWTH	
JEWELRY	163.5	42%	+7%	+8%
WATCHES	108.2	28%	-1%	+0.1%
PERFUMES	70.5	18%	+22%	+22%
ACCESSORIES	36.2	9%	+34%	+35%
ROYALTIES AND OTHER	10.8	3%	+79%	-
TOTAL	389.2	100%	+10%	+11%

BVLGARI

REVENUES – H1 2005

DETAILS BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	H1 2005		VARIATION % 2005/2004 FIRST HALF	
	MEUR	% ON TOTAL SALES	REPORTED	AT COMP.FX
			% GROWTH	
ITALY	51.6	13%	+15%	
EUROPE W/OUT ITALY	89.5	23%	+6%	
AMERICAS	61.3	16%	+24%	+29%
JAPAN	97.7	25%	+16%	+18%
FAR EAST	66.4	17%	+5%	+5%
MIDDLE EAST AND OTHER	22.7	+6%	-16%	-
TOTAL	389.2	100%	+10%	+11%

BVLGARI

GROSS MARGIN


69,0%
67,0%
65,0%
63,0%
61,0%
59,0%
57,0%
55,0%
60,3%
62,4%
63,0%
64,4%
H1 2002*
H1 2003*
H1 2004
H1 2005

BVLGARI

* = before 2004 all figures are Italian GAAP

OPERATING PROFIT ex A&P EVOLUTION

M.EURO


100
90
80
70
60
50
69,2
84,8
93,8
+22.5%
+10.7%
H1 2003*
H1 2004
H1 2005

BVLGARI

* = before 2004 all figures are Italian GAAP

ADVERTISING AND PROMOTION

INVESTEMENTS IN M.EURO AND AS A % ON REVENUES
as well as INDICATION OF REVENUE GROWTH ON THE YEAR



19
24
33
50
61
82,3
102,3
76,2
80,7
96,4
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
% on REV
9.6%
10.2%
11.1%
13.6%
12.6%
12.2%
13.4%
9.9%
10.6%
11.6%

BVLGARI

ADVERTISING AND PROMOTION

INVESTMENTS IN M.EURO AND AS A % ON REVENUES



+28.7%
43
55
h1 2004
h1 2005
12.2%
14.2%
On tot.revenues

BVLGARI

* = before 2004 all figures are Italian GAAP

OPERATING PROFIT EVOLUTION

M.EURO


45
35
25
35,1
41,8
+19.1%
38,5
-7.8%
H1 2003*
H1 2004
H1 2005

BVLGARI

* = before 2004 all figures are Italian GAAP

NET PROFIT EVOLUTION

M.EURO



50,0
40,0
30,0
20,0
10,0
0,0
25,0
34,0
+36.0%
28,9
-15.0%
H1 2003*
H1 2004
H1 2005

BVLGARI

* = before 2004 all figures are Italian GAAP

NET WORKING CAPITAL

**Excluding other payables and other receivables

Me euro	30.06.02*	30.06.03*	30.06.04	**30.06.05**
RECEIV.	109.8	120.5	123.9	**129.4**
INVENTORY	531.4	482.8	478.8	**526.7**
PAYABL.	-89.8	-129.0	-142.2	**-148.8**
NWC**	551.4	474.3	460.5	**507.3**

ROTATION	30.06.02*	30.06.03*	30.06.04	**30.06.05**
INVENTORY	257	227	220	**219**
NWC*	276	234	216	**217**

BVLGARI

* = before 2004 all figures are Italian GAAP

BALANCE SHEET HIGHLIGHTS
M.EURO


GEARING
55%
30%
11%
22%
680
480
280
80
-120
-320
489
521
574
593
-268
-157
-66
-128
30.06.02
30.06.03
30.06.04
30.06.05
net equity
net cash

BVLGARI

* = before 2004 all figures are Italian GAAP

BVLGARI 2005 – PRODUCT LAUNCHES RECAP

	JEWELRY	WATCHES	PERFUMES	ACCESSORIES
NEW PRODUCT LAUNCHES	**CABOCHON collection** **CICLADI collection** **SAPPHIRE FLOWER collection**	**IPNO collection**	**AQUA POUR HOMME**	
LINE EXTENSIONS AND NEW VERSIONS		**B.zero1** **ERGON** **DIAGONO** **BVLGARI-BVLGARI**		

BVLGARI

QUESTIONS & ANSWERS

FOR MORE QUALITATIVE INFORMATION ON

ASSIOMA

WATCH COLLECTION

PLEASE SEE THE DEDICATED SECTION ON

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Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.

Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions